Exhibit 1

Perion Fortifies Recent Growth Strategy as its Social Media
Division ‘MakeMeReach’ named a Snapchat Partner

Perion expands social offerings, boosting reach capabilities to global client base.

TEL AVIV & PARIS – June 5, 2017 –  Perion Network Ltd. (NASDAQ:PERI), announces today that MakeMeReach has been named a Snapchat Partner, expanding its comprehensive social media offerings. This latest distinction gives Perion competitive reach capabilities and positions the Company to drive global ad objectives.

Doron Gerstel, CEO of Perion stated, “Being named a Snapchat Partner enhances Perion’s offering, adding to our long term organic growth strategy, taking us to the next level with a more expanded one-stop ad solution for our Fortune 500 clients worldwide.”

Backed by a survey collaboration with IFOP (Institut français d'opinion publique), MakeMeReach can now deliver high level Snapchat ad management to its existing social platform allowing advertisers to launch campaigns on any size budget and optimize performance on their platform.

“This new integration will allow our clients to run campaigns on Snapchat and benefit from the expertise of our team on this rapidly growing mobile platform. Being recognized as a Snapchat Partner marks   a   new milestone for MakeMeReach, and for Perion as a whole. Further to successful partnerships with Facebook, Twitter and Instagram, we can now deliver the ultimate social media ad management platform, creating a stronger synergy among Perion’s business divisions in the process.” said Pierre- Francois Chiron, co-founder of Perion’s MakeMeReach division.

About Perion Network Ltd.

Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork.

About MakeMeReach

 Founded in 2009 by Pierre-François Chiron and Pierre Lou Dominjon and acquired by Perion Network Ltd. (NASDAQ: PERI) in 2015, MakeMeReach is a fast-growing social ad tech company empowering agencies (Dentsu-Aegis, GroupM, OMD...) and advertisers (Birchbox, FlyDubai, Iberia, Happn, Privalia...) to elevate their campaigns on Facebook, Twitter and Instagram, at scale.

MakeMeReach - Scalable social ad tech solutions, tailor-made.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2016 filed with the SEC on March 7, 2017. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Investor relations
Vicky Batkin
+972 (73) 398-1000
investors@perion.com

Source: Perion Network Ltd.